March 18, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Ms. Abby Adams, Office of Mergers and Acquisitions

Re:	The Republic Corporation Amendment No. 3 to Schedule 13E-3; File no. 5-03196 Amendment No. 3 to Schedule 14A; File no. 0-08597 Filed February 23, 2005

Dear Ladies and Gentlemen:

      On behalf of our client, The Republic Corporation, a Texas corporation (the “Company” or “Republic”), we are filing with the Securities and Exchange Commission (the “Commission”), by electronic transmission, Amendment No. 3 to the above-referenced Schedule 13E-3 originally filed with the Commission on December 6, 2005 and amended on January 26, 2005 and on February 23, 2005, which amendment includes, pursuant to Item 16 as Exhibit (a)(i), a revised preliminary proxy statement for the special meeting of the shareholders of the Company. We are also filing Amendment No. 3 to the above referenced Schedule 14A originally filed with the Commission on December 6, 2004 and amended on January 26, 2005 and on February 23, 2005. Original signature pages and exhibits will be retained by the Company and will be available for inspection by the Commission.

      Amendment No. 3 to the referenced Schedule 13E-3 incorporates information in response to the comment letter, dated March 8, 2005, from the staff of the Commission (the “Staff”). Those comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Securities and Exchange Commission
Ms. Abby Adams
March 18, 2005

Revised Preliminary Proxy Statement on Schedule 14A

1.	We reissue comment 2 in part. Revise the summary on page 9 to highlight shareholders’ ability to revoke their S corporation election.

Pursuant to our discussions with the Staff, we have revised the disclosure in the section of the proxy statement identified by the Staff to address the Staff’s comments. We understand pursuant to our discussions with the Staff that the revised disclosure addresses the Staff’s concerns expressed in comment number 1.

2.	We reissue comment 5. Revise the summary on page 5 to highlight that shareholders may receive the cash consideration even though they have submitted an S corporation election and believe they have satisfied the criteria for that election. We note that this additional fact is discussed in the added disclosure on page 57, but was not included in the summary.

Pursuant to our discussions with the Staff, we have revised the disclosure in the section of the proxy statement identified by the Staff to address the Staff’s comments. We understand pursuant to our discussions with the Staff that the revised disclosure addresses the Staff’s concerns expressed in comment number 2.

3.	We reissue comment 7. Our comment requested that you clarify that each of the filing persons have made two fairness determinations: (i) one with respect to unaffiliated security holders who will be cashed out in the transaction; and (ii) one with respect to unaffiliated security holders who will remain shareholders of the company when it converts to an S Corporation. The wording of the current disclosure could be interpreted to mean that one fairness determination was reached which encompassed both of these groups. Please refer to Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981) for a discussion of situations requiring multiple fairness determinations.

Pursuant to our discussions with the Staff, we have revised the disclosure in the sections of the proxy statement listed below to clarify that the board of directors and the filing persons made two separate fairness determinations: (i) one with respect to unaffiliated shareholders who will have their shares converted into the merger consideration of $58.00 per share as part of the merger transaction, and (ii) one with respect to unaffiliated

Securities and Exchange Commission
Ms. Abby Adams
March 18, 2005

shareholders who will retain their shares of the Company following the merger transactions.

•	“Summary Information – Questions and Answers About the Merger – How was the cash price for shares of our common stock determined?” (see page 3);

•	“Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?” (see page 3);

•	“Summary Information – Questions and Answers About the Merger – Have Republic’s affiliates considered the fairness of the merger transaction?” (see page 8);

•	“Special Factors – The Board of Directors’ Fairness Determination” (see page 19);

•	“Special Factors – Financial Fairness” (see page 22);

•	“Special Factors – Recommendation of Our Board of Directors” (see pages 30, 32-33, and 35); and

•	“Special Factors – Determination of fairness of the proposed transaction by filing persons” (see page 35).

We understand pursuant to our discussions with the Staff that the revised disclosure addresses the Staff’s concerns expressed in comment number 3.

4.	We note the revised disclosure in response to comment 8. Revise to identify the shareholders who spoke at the annual meeting and first raised the issue that the company should go private and/or elect to become an S corporation. We note from your revised disclosure in response to our comment that these shareholders are members of the board and filing persons on the Schedule 13E-3.

Pursuant to our discussions with the Staff, we have revised the disclosure in the section of the proxy statement identified by the Staff to address the Staff’s comments. We understand pursuant to our discussions with the Staff that the revised disclosure addresses the Staff’s concerns expressed in comment number 4.

5.	We reissue comment 9. Revise the disclosure to provide the information requested in the third sentence of comment 9. See Item 1005(b) and (c) of Regulation M-A and the related Instruction. Also, revise to disclose additional detail regarding how board determined to offer cash consideration of $58 per share.

Securities and Exchange Commission
Ms. Abby Adams
March 18, 2005

Pursuant to our discussions with the Staff, we have revised the disclosure in the section of the proxy statement identified by the Staff to address the Staff’s comments. We understand pursuant to our discussions with the Staff that the revised disclosure addresses the Staff’s concerns expressed in comment number 5.

6.	We reissue comment 14. Revise the disclosure to clarify the date that the financial advisor provided its oral or draft opinion (and disclose the date of that opinion). When you disclose the final opinion, provide the date of that opinion. Clarify that the board based its fairness determination on the oral or draft opinion (and the date of the board’s first fairness determination). Once the board has made its final determination based on the financial advisors subsequent review of the company, revise to disclose the date of the board’s final determination.

Pursuant to our discussions with the Staff, we have revised the disclosure in the proxy statement under the following sections: “Summary Information – Questions and Answers About the Merger – How was the cash price for shares of our common stock determined?” (see page 3), “Special Factors – Management Discussion” (see page 19), “Special Factors – Financial Fairness – Financial Fairness; Appraisal of Stock” (see page 30), and “Special Factors – Recommendation of Our Board of Directors” (see page 33).

We also note to the Staff that the financial advisor issued its final written fairness opinion to the Company’s board of directors on March 17, 2005, which is included as exhibit c(i) of Amendment No. 3 to the schedule 13E-3 and Appendix F of the proxy statement.

7.	We reissue comment 15 in part. As you know, it is the staff’s position that projections provided by management to a third party advisor in a Rule 13e-3 transaction must be disclosed.

As discussed in our discussions with the Staff, management of the Company prepared no projections in conjunction with the financial advisor’s valuation of the Company’s stock or otherwise in connection with proposed transaction. Accordingly, there are no projections to be disclosed.

8.	We reissue comment 18. Please revise the document to disclose all of the clarified information in your supplemental response, to the extent you have not already done so.

In response to the Staff’s comments, all of the material information contained in the Company’s supplemental response to the Commission is now included in the proxy statement under the section entitled “Special Factors – Financial Fairness; Appraisal of Stock” or Appendix F, as applicable.

Securities and Exchange Commission
Ms. Abby Adams
March 18, 2005

      We trust that the foregoing is responsive to all of the Staff’s comments. Please direct any inquiries to the undersigned at the number listed in the top left corner of the first page of this response.

Very truly yours,
/s/ Michael G. Keeley
Michael G. Keeley

cc: Working Group